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                             July 18, 2022

       Julian Singer
       Managing Member
       JDS1, LLC
       2200 Fletcher Avenue
       Suite 501
       Fort Lee, NJ 07024

                                                        Re: CATALYST
BIOSCIENCES, INC.
                                                            PRRN14A filed July
14, 2022
                                                            Filed by JDS1, LLC
et al.
                                                            SEC File No.
0-51173

       Dear Mr. Singer:

               We have reviewed your revised filing and have the following comment. Please respond to the comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms used here have the same meaning as in your filing.

       PRRN14A filed July 14, 2022

       We Believe That, to Unock [sic] Stockholder Value, the Company Should Distribute Most of Its
       Available Cash to Stockholders, page 23

   1. We note your assertions here and throughout the proxy statement that "stockholders are currently suffering a
discount of approximately 36%," based on the fact that the Company had cash and cash
equivalents of $87 million at March 31, 2022, and its stock is trading at
                                                        $1.77 rather than $2.76
per share. However, this figure does not take into account
                                                        expenses incurred since
that date, or reserves for future liabilities that may reduce the amount of cash
available for distribution. (On page 23, you acknowledge the Company may need to reserve for
administrative and other expenses.) The Company issued a press release on June 29,
2022 stating it intends to distribute $65 million in cash to shareholders. Revise
generally to explain why you believe the Company has $87 million rather than $65 million
available for distribution and to express that assertion as an opinion, or advise.
Make corresponding changes to the discount to trading figures as well.
 Julian Singer
JDS1, LLC
July 18, 2022
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



                                                            Sincerely,
FirstName LastNameJulian Singer
                                                            Division of
Corporation Finance
Comapany NameJDS1, LLC
                                                            Office of Mergers &
Acquisitions
July 18, 2022 Page 2
cc:       Keith Gottfried, Esq.
FirstName LastName